UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as Exhibit 1 to this Report on Form 6-K is the Management's Discussion and Analysis of Financial Condition and Results of Operations for the nine months ended September 30, 2009 of Paragon Shipping Inc. (the "Company"), and unaudited interim condensed consolidated financial statements of the Company for the nine months ended September 30, 2009 and the accompanying notes thereto.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-152979) that was declared effective on August 21, 2008.

Exhibit 1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the nine months ended September 30, 2009 and 2008. Unless otherwise specified herein, references to the "Company" or "we" shall include Paragon Shipping Inc. and its subsidiaries. You should read the following discussion and analysis together with the financial statements and related notes included elsewhere in this report. For additional information relating to our management's discussion and analysis of financial condition and results of operation, please see our annual report on Form 20-F for the year ended December 31, 2008. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.

Overview

We are Paragon Shipping Inc., a company incorporated in the Republic of the Marshall Islands in April 2006 to provide drybulk shipping services worldwide. We are a provider of international seaborne transportation services, carrying various drybulk cargoes including iron ore, coal, grain, bauxite, phosphate and fertilizers. We commenced operations in December 2006 and completed our initial public offering in August 2007. Our current fleet consists of seven Panamax drybulk carriers, two Supramax drybulk carriers and three Handymax drybulk carriers, one of which we have agreed to sell to an unrelated third party during the third quarter of 2009.

Vessel Management

Allseas Marine is responsible for all commercial and technical management functions for our fleet. Allseas is an affiliate of our chairman and chief executive officer, Michael Bodouroglou.

We primarily employ our vessels on period charters. We may also employ our vessels in the spot charter market, on voyage charters or trip time charters, which generally last from 10 days to three months.

A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and fuel costs. A spot market trip time charter and a period time charter are generally contracts to charter a vessel for a fixed period of time at a set daily rate. Under trip time charters and period time charters, the charterer pays voyage expenses. Whether our drybulk carriers are employed in the spot market or on time charters, we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel's intermediate and special survey costs.

Results of Operations

Our revenues consist of earnings under the charters on which we employ our vessels. We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•
Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was owned including off-hire days associated with major repairs, drydockings or special or intermediate surveys. Calendar days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that are recorded during that period.

•
Voyage days (also referred to as available days). We define voyage days as the total number of days in a period during which each vessel in the fleet was owned net of off-hire days associated with major repairs, drydockings or special or intermediate surveys. The shipping industry uses voyage days to measure the number of days in a period during which vessels actually generate revenues.

•
Fleet utilization. We calculate fleet utilization by dividing the number of voyage days during a period by the number of calendar days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, drydockings or special or intermediate surveys.

•
Charter contracts. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges, and bunkers (fuel) expenses, but the vessel owner pays the vessel operating expenses and commissions on gross voyage revenues. In the case of a spot market charter, the vessel owner pays voyage expenses (less specified amounts, if any, covered by the voyage charterer), commissions on gross revenues and vessel operating expenses. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and year to year basis and may be substantially higher or lower from a prior time charter contract when the subject vessel is seeking to renew that prior charter or enter into a new charter with another charterer. Fluctuations in charter rates are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Fluctuations in time charter rates are influenced by changes in spot charter rates.

Time Charter Revenues

Time charter revenues are driven primarily by the number of vessels that we have in our fleet, the number of voyage days during which our vessels generate revenues and the amount of daily charter hire that our vessels earn under charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the drybulk carrier market and other factors affecting spot market charter rates for our vessels.

Vessels operating on period time charters provide more predictable cash flows but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in charter rates although we are exposed to the risk of declining charter rates, which may have a materially adverse impact on our financial performance. If we employ vessels on period time charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

Out of Market Acquired Time Charters

When vessels are acquired with time charters attached and the charter rate on such charters is above or below market, we include the fair value of the above or below market charter in the cost of the vessel on a relative fair value basis and record a corresponding asset or liability for the above or below market charter. The fair value is computed as the present value of the difference between the contractual amount to be received over the term of the time charter and the management's estimate of the then current market charter rate for equivalent vessels at the time of acquisition. The asset or liability recorded is amortized over the remaining period of the time charter as a reduction or addition to time charter revenue.

Vessel Operating Expenses

Our vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, other miscellaneous expenses and drydocking. We anticipate that our vessel operating expenses, which generally represent fixed costs, will fluctuate based primarily upon the size of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance and difficulty in obtaining crew, may also cause these expenses to increase.

Drydocking expenses

We expense drydocking costs as incurred as we believe that the direct expense method eliminates the significant amount of time and subjectivity that is needed to determine which costs and activities related to drydocking should be deferred.

Depreciation and Amortization

We depreciate our vessels on a straight-line basis over their estimated useful lives determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less estimated residual value.

Management Fees

We pay Allseas management fees that are adjusted according to the management agreements based on the Euro/U.S. dollar exchange rate as published by EFG Eurobank Ergasias S.A. two days prior to the end on the previous calendar quarter.

We entered into an administrative service agreement with Allseas on November 12, 2008. Under the agreement, Allseas will provide telecommunication services, secretarial and reception personnel and equipment, security facilities and cleaning for our offices and information technology services. The agreement provides that all costs and expenses incurred in connection with the provision of the above services by Allseas be reimbursed on a quarterly basis.

For each of the nine months ended September 30, 2009 and September 30, 2008, an additional amount of $150,000 was paid to Allseas for legal, accounting and finance services that were provided during the period as per the accounting agreement dated February 19, 2008.

General and Administrative Expenses

General and administrative expenses include share based compensation. In addition, general and administrative expenses include the cost of remuneration to directors and officers, a bonus award for executive officers, other professional services, fares and traveling expenses, directors and officers insurance and other expenses for our operations.

Interest and Finance Costs

We incur interest expense and financing costs in connection with vessel specific debt relating to the acquisition of our vessels.

Selected Information

The following tables present selected consolidated financial and other data of Paragon Shipping Inc. for the nine months ended September 30, 2009. All amounts are expressed in United States Dollars, expect for data on days, data on number of vessels and utilization rate.

STATEMENTS OF INCOME	Nine Months Ended September 30,
	2008	2009

Net revenues	124,955,289	123,990,931
Vessel operating expenses	(13,934,008)	(14,823,731)
Drydocking expenses	(1,929,341)	(88,078)
Management fees	(2,631,727)	(2,663,664)
General and administrative expensesGeneral and administrative expenses	(4,118,067)	(3,337,505)
Impairment loss	-	(6,659,570)
Operating income	71,922,677	64,388,636
Net income	59,274,339	52,978,021
Earnings per Class A common share, basic	2.21	1,50
Earnings per Class A common share, diluted	2.19	1.50

CASH FLOW DATA
Net Cash from operating activities	60,565,925	62,219,000
Net Cash used in investing activities	(78,072,477)	(32,800,000)
Net Cash from financing activities	51,111,348	38,127,575
Net increase in cash and cash equivalents	33,604,796	67,546,575

	December 31,	September 30,
	2008	2009
BALANCE SHEET DATA

Total assets	742,421,254	814,900,760
Total liabilities	433,989,975	375,513,022
Total shareholders' / equity	308,431,279	439,387,738

	Nine Months Ended September 30,
	2008	2009
FLEET DATA
Average number of vessels (1)	11.2	12.0
Available days for fleet (2)	2,999	3,239
Calendar days for fleet (3)	3,071	3,276
Fleet utilization (4)	98%	99%
AVERAGE DAILY RESULTS
Vessel operating expenses (5)	4,537	4,525
Drydocking expenses (6)	628	27
Management Fees (7)	857	813
General and administrative expenses (8) adjusted	1,215	818
Total vessel operating expenses (9) adjusted	7,237	6,183

1.
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

2.
Available days for the fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting for off-hire days with major repairs, drydocks or special or intermediate surveys.

3.	Calendar days are the total days we possessed the vessels in our fleet for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.
4.
Fleet utilization is the percentage of time that our vessels were available for revenue generating available days and is determined by dividing available days by fleet calendar days for the relevant period.

5.
Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

6.	Daily drydocking expenses is calculated by dividing drydocking expenses by fleet calendar days for the relevant time period.
7.	Daily management fees are calculated by dividing management fees by fleet calendar days for the relevant time period.
8.
Daily general and administrative expenses are calculated by dividing general and administrative expense by fleet calendar days for the relevant time period. Non-cash expenses relating to the amortization of the share based compensation cost for restricted shares have been excluded.

9.
Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, drydocking expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period. Non-cash expenses relating to the amortization of the share based compensation cost for restricted shares have been excluded.

Results of Operations

Nine months ended September 30, 2009 and September 30, 2008

The following analysis exhibits the primary driver of differences between these periods.

•
Time charter revenue—Time charter revenue, for the nine months ended September 30, 2009, was $124.0 million, compared to $125.0 million for the nine months ended September 30, 2008. The decrease in time charter revenue reflects principally the decrease in the charter rates earned by the vessels offset by the increase in the average number of vessels in our fleet from 11.2, for the nine months ended September 30, 2008, to 12 for the nine months ended September 30, 2009, and a corresponding increase in the number of calendar days of our fleet from 3,071, for the nine months ended September 30, 2008, to 3,276 for the nine months ended September 30, 2009. The amortization of below and above market acquired time charters increased total net revenue by $13.9 million for the nine months ended September 30, 2009, compared to $21.3 million for the nine months ended September 30, 2008. After deducting commissions of $6.5 million, we had net revenue of $117.5 million, for the nine months ended September 30, 2009, compared to $119.1 million net revenue after deducting commissions of $5.8 million for the nine months ended September 30, 2008. The increase in commissions for the nine months ended September 30, 2009, compared to commissions for the nine months ended September 30, 2008, is mainly due to the increase in the average commission rate and the increase in the average number of vessels and the number of calendar days of our fleet. The charter rates earned by the vessels may be negatively affected in the future following expiration of current charters if the current weak charter market environment persists or worsens.

•
Vessel operating expenses—Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs for the nine months ended September 30, 2009 amounted to $14.8 million, compared to $13.9 million for the nine months ended September 30, 2008, primarily as a result of the addition of MV Friendly Seas, which was delivered in August 2008, the corresponding increase in the number of calendar days in our fleet and crewing costs for the nine months ended September 30, 2009, compared to the nine months ended September 30, 2008,and a general increase in the costs of these services. Vessel operating expenses also including manning agency expenses charged by a related party of $145,100 and $91,243 for the nine months ended September 30, 2009 and 2008, respectively.

•
Drydocking expenses—We incurred an aggregate of $88,078 in drydocking expenses for the nine months ended September 30, 2009, compared to $1,929,341 in drydocking expenses for the nine months ended September 30, 2008. During the nine months ended September 30, 2009 the aggregate amount of $88,078 was mainly due to four vessels in our fleet that underwent underwater inspection in lieu of drydocking. The cost of $1,929,341 for the nine months ended September 30, 2008 was due to the drydocking of three vessels.

•
Management fees charged by a related party— We incurred an aggregate of $2.7 million in management fees, for the nine months ended September 30, 2009, compared to $2.6 million in management fees, for the nine months ended September 30, 2008, reflecting the increase in the average number of vessels in our fleet for the nine months ended September 30, 2009, compared to the nine months ended September 30, 2008 and the corresponding increase in the number of calendar days of our fleet, as well as the adjustment to the management fee per day per vessel in line with the management agreement. We paid Allseas an average management fee of $767 per day per vessel during the nine months ended September 30, 2009, which reflects an average management fee of $783, $746 and $773 per day per vessel during the first, the second and the third quarter in 2009, respectively, and an amount of $150,000 that was charged by Allseas to us for legal, accounting and finance services that were provided throughout the period. The management fee was adjusted according to the management agreement based on the Euro/U.S. dollar exchange rate, as published by EFG Eurobank Ergasias S.A. two days prior to the end of the previous calendar quarter. We paid a management fee to Allseas of $764, $831 and $828 per day per vessel in the first, the second and the third quarter in 2008, respectively, pursuant to the management agreement for the management services. For the nine months ended September 30, 2008 an amount of $150,000 was also paid for legal, accounting and finance services that were provided during the period, as per the agreement dated February 19, 2008.

•
Depreciation—Depreciation of vessels for the nine months ended September 30, 2009, amounted to $25.6 million, compared to $24.1 million for the nine months ended September 30, 2008, reflecting the increase in the average number of vessels in our fleet for the nine months ended September 30, 2009, compared to the nine months ended September 30, 2008.

•
General and administrative expenses—General and administrative expenses, for the nine months ended September 30, 2009, were $3.3 million, including share-based compensation of $658,205, compared to $4.1 million general and administrative expenses, including the share-based compensation of $388,421, for the nine months ended September 30, 2008. The $0.8 million decrease in general and administrative expenses relates mainly to the decreased cost by $0.7 million for professional services and other related costs incurred in connection with publicly listed company requirements. In addition, the decrease in general and administrative expenses is also due to the aggregate decrease of $0.3 million in the cost of remuneration to directors and officers, the decrease in other general and administrative expenses and the decrease in other expenses for officers and directors, which was partially offset by a $0.2 increase in share-based compensation for the nine months ended September 30, 2009.

•
Impairment loss—For the nine months ended September 30, 2009, an impairment loss of $6.7 million was recorded to reduce the carrying value of the MV Blue Seas to fair value less costs to sell as a result of the Company's intention to sell the MV Blue Seas in June 2009, followed by an agreement entered into August 3, 2009 to sell the vessel to an unrelated third party. In the nine months ended September 30, 2009 and 2008, there were no events or changes in circumstances, other than the change related to the MV Blue Seas, indicating that the carrying amount of any vessels may not be recoverable and as a result no impairment was recorded in 2008.

•
Interest and finance costs—Interest and finance costs for the nine months ended September 30, 2009 were $9.4 million, compared to $11.3 million for the nine months ended September 30, 2008, resulting primarily from the decrease in the interest rates partly offset by the increase in the average outstanding indebtedness incurred to acquire vessels.

•
Loss on interest rate swaps—Loss on interest rate swaps, for the nine months ended September 30, 2009 of $2.5 million consists of unrealized gain of $2.0 million, representing a gain to record at fair value six interest rate swaps for the nine months ended September 30, 2009 and realized expenses of $4.5 million incurred during the nine months ended September 30, 2009. Loss on interest rate swaps for the nine months ended September 30, 2008 of $2.6 million consists of unrealized loss of $1.7 million, representing a loss to record at fair value four interest rate swaps for the nine months in 2008 and realized expenses of $0.9 million incurred during the nine months in 2008.

•
Interest income—Interest income, for the nine months ended September 30, 2009 was $561,571, compared to $1,345,537 for the nine months ended September 30, 2008, reflecting differences in the average amount of cash on hand that was held in interest bearing accounts and lower interest rates on such deposits.

•
Net income—As a result of the above factors, net income for the nine months ended September 30, 2009 was $53.0 million, compared to $59.3 million net income for the nine months ended September 30, 2008.

Cash Flows

•
Our principal sources of funds for the nine months ended September 30, 2009 have been (i) earnings before non-cash charges, (ii) borrowings under debt arrangements and (iii) the issuance of common shares. Our principal uses of funds have been (i) working capital requirements, (ii) principal and interest payments on our existing indebtedness and (iii) dividend payments to our common stockholders. Cash totaled $136.0 million in cash and cash equivalents at September 30, 2009, compared to $68.4 million at December 31, 2008. Working capital surplus was $98.4 million as of September 30, 2009, compared to $3.1 million as of December 31, 2008. This increase is mainly due to the increase in cash and cash equivalents by $67.5 million, the increase from December 31, 2008 in current restricted cash by $21.3 million, the sale of MV Blue Seas, which resulted in an increase in vessel held for sale by $17.0 million offset by an increase in liability associated with vessel held for sale of $25.8 million and to other fluctuations in the rest of current assets and current liabilities. The overall cash position in the future may be negatively impacted by the recent severe decline in drybulk market rates if the current economic environment persists or worsens.

Operating Activities

•
Net cash from operating activities was $62.2 million for the nine months ended September 30, 2009, compared to $60.6 million for the nine months ended September 30, 2008, mainly due to the higher cash flows from charter hire, partly offset by the increase in commissions and operating expenses.

Investing Activities

•
Net cash used in investing activities was $32.8 million, for the nine months ended September 30, 2009, which reflects a net increase by $32.8 million on restricted cash for the nine months ended September 30, 2009. Net cash used in investing activities, for the nine months ended September 30, 2008, was $78.1 million, which reflects the $80.1 million capital expenditure incurred for the acquisition of Friendly Seas that was delivered in August 2008, less a net decrease of $2.0 million in restricted cash for the nine months ended September 30, 2008.

Financing Activities

•
Net cash from financing activities was $38.1 million for the nine months ended September 30, 2009, which is the result of the repayment of long-term debt, net of proceeds, in the amount of $38.6 million, the net proceeds from the issuance of common shares of $82.4 million, the payments of financing costs of $0.3 million and by the dividends paid of $5.4 million. Net cash from financing activities was $51.1 million, for the nine months ended September 30, 2008, which is the result of the proceeds from long-term debt, net of repayments, of $75.2, and the proceeds of the issuance of common shares from the exercise of warrants and options of $13.6 million, the payments of financing costs of $0.7 million and by the dividends paid of $37.0 million.

Loan Facilities

For information relating to our credit facilities, please see Note 10 to our audited financial statements included in our annual report on Form 20-F for the year ended December 31, 2008 and Note 4 to our unaudited condensed consolidated financial statements included elsewhere herein.

Liquidity and Capital Resources

Our principal sources of funds are our operating cash flows, borrowings under our credit facilities and equity provided by our shareholders. Our principal uses of funds are capital expenditures to grow our fleet in the future, maintenance costs to ensure the quality of our drybulk carriers, compliance with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on loan facilities, and, with the discretion of our board of directors and subject to the consent of our lenders, pay dividends to our shareholders. If we do not acquire any additional vessels beyond our current fleet, we believe that our forecasted operating cash flows will be sufficient to meet our liquidity needs for the next 12 to 24 months assuming the charter market does not further deteriorate. If we do acquire additional vessels, we will rely on additional borrowings under credit facilities that we would seek to enter into, proceeds from existing and future equity offerings and revenues from operations to meet our liquidity needs going forward.

As of September 30, 2009, we had approximately $348.9 million of outstanding indebtedness, of which $68.5 million is payable within the next 12 months. Restricted cash increased by $32.8 million, to $38.8 million, as of September 30, 2009, from $6.0 million as of December 31, 2008, reflecting an increase in restricted cash requirements under the credit facility amendments we entered into in the first quarter of 2009.

Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer drybulk vessels and the selective sale of older drybulk vessels. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire drybulk carriers on favorable terms. Our dividend policy will also impact our future liquidity position.

We have limited our exposure to interest rate fluctuations that will impact our future liquidity position through the swap agreements.

Interest Rate Swaps

For information relating to our swap agreements, please see Note 11 to our audited financial statements included in our annual report on Form 20-F for the year ended December 31, 2008.

Subsequent Events

Dividend Declaration Subsequent to Quarter-End

On November 10, 2009, the Company's board of directors declared a quarterly dividend of $0.05 per Class A common share with respect to the third quarter of 2009, payable on December 14, 2009 to shareholders of record on December 1, 2009.

Completion of 2nd Controlled Equity Offering

On October 2, 2009, the Company completed its second Controlled Equity Offering. The remaining 140,000 shares were sold increasing total shares outstanding to 48,179,115. Total net proceeds from the sale of the additional 140,000 shares were $0.6 million.

Significant Accounting Policies and Critical Accounting Policies

For a description of all of our significant accounting policies, see Note 2 to our audited financial statements included in our annual report on Form 20-F for the year ended December 31, 2008. For a discussion on our critical accounting policies please see Item 5 included in our annual report on Form 20-F for the year ended December 31, 2008.

Recent Accounting Pronouncements:

For a description of recent accounting pronouncements, see Note 2 to our unaudited condensed consolidated financial statements included elsewhere herein.

-Table Follow

Updated Fleet List

The following table represents our fleet as of November 10, 2009.

Name	Type	Dwt	Year Built
Panamax
Deep Seas	Panamax	72,891	1999
Calm Seas	Panamax	74,047	1999
Kind Seas	Panamax	72,493	1999
Pearl Seas	Panamax	74,483	2006
Diamond Seas	Panamax	74,274	2001
Coral Seas	Panamax	74,477	2006
Golden Seas	Panamax	74,475	2006
Total Panamax	7	517,140
Handymax
Blue Seas	Handymax	45,654	1995
Clean Seas	Handymax	46,640	1995
Crystal Seas	Handymax	43,222	1995
Total Handymax	3	135,516
Supramax
Sapphire Seas	Supramax	53,702	2005
Friendly Seas	Supramax	58,779	2008
Total Supramax	2	112,481
Grand Total	12	765,137

Paragon Shipping Inc.
Unaudited Condensed Consolidated Balance Sheets
As of December 31, 2008 and September 30, 2009
(Expressed in United States Dollars)
	December 31, 2008	September 30, 2009
Assets
Current assets
Cash and cash equivalents	68,441,752	135,988,327
Restricted cash	-	21,300,000
Vessel held for sale	-	17,023,500
Trade receivables	372,965	1,004,797
Other receivables	1,209,230	1,235,762
Prepaid expenses	379,140	858,122
Due from management company	985,960	3,534,497
Inventories	885,665	737,683
Total current assets	72,274,712	181,682,688
Fixed assets
Vessels at cost	713,373,186	683,721,898
Less: accumulated depreciation	(51,142,696)	(70,779,134)
Total fixed assets	662,230,490	612,942,764
Other assets	1,787,988	1,137,352
Restricted cash	6,010,000	17,510,000
Above market acquired time charters	43,304	-
Other long-term receivables	74,760	1,627,956
Total Assets	742,421,254	814,900,760
Liabilities and Shareholders' Equity
Current liabilities
Trade accounts payable (including balance due to a related party of $500
and $16,900 as of December 31, 2008 and September 30, 2009 respectively)	2,538,796	1,784,694
Accrued expenses and dividends payable	4,098,929	1,759,589
Interest rate swaps	6,407,751	8,357,951
Deferred income	3,024,423	2,922,142
Current portion of long-term debt	53,150,000	42,700,000
Liability associated with vessel held for sale	-	25,750,000
Total current liabilities	69,219,899	83,274,376
Long-Term Liabilities
Long-term debt	334,335,000	280,410,000
Deferred income	703,863	-
Interest rate swaps	5,247,391	1,302,978
Below market acquired time charters	24,483,822	10,525,668
Total long-term liabilities	364,770,076	292,238,646
Total Liabilities	433,989,975	375,513,022
Commitments and Contingencies
Shareholders' equity
Preferred shares, $0.001 par value; 25,000,000 authorized,
none issued, none outstanding at December 31, 2008 and
September 30, 2009	-	-
Class A common shares, $0.001 par value; 120,000,000
authorized 27,138,515 issued and outstanding
at December 31, 2008 and 48,039,115 issued and outstanding
at September 30, 2009	27,139	48,039
Class B common shares, $0.001 par value; 5,000,000
authorized, none issued and outstanding at December 31, 2008
and September 30, 2009	-	-
Additional paid-in capital	318,515,490	401,885,320
Accumulated (deficit)/earnings	(10,111,350)	37,454,379
Total shareholders' equity	308,431,279	439,387,738
Total Liabilities and Shareholders' Equity	742,421,254	814,900,760

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Income
For the nine months ended September 30, 2008 and 2009
(Expressed in United States Dollars)

	Nine Months Ended	Nine Months Ended
	September 30, 2008	September 30, 2009
Revenue
Time charter revenue (including amortization of below and above market acquired time charters of $21,251,002 and $13,914,851 for the
nine months ended September 30, 2008 and 2009, respectively)	124,955,289	123,990,931
Less: commissions	5,813,369	6,464,805
Net Revenue	119,141,920	117,526,126
Expenses/(Income)
Voyage expenses	473,828	212,142
Vessels operating expenses (including expenses charged by a
related party of $91,243 and $145,100 for the nine months ended
September 30, 2008 and 2009, respectively)	13,934,008	14,823,731
Dry-docking expenses	1,929,341	88,078
Management fees charged by a related party	2,631,727	2,663,664
Depreciation	24,132,272	25,604,655
General and administrative expenses (including share
based compensation of $388,421 and $658,205 for the nine months ended
September 30, 2008 and 2009, respectively)	4,118,067	3,337,505
Impairment loss	-	6,659,570
Gain from vessel early redelivery	-	(251,855)
Operating Income	71,922,677	64,388,636

Other Income/(Expenses)
Interest and finance costs	(11,344,411)	(9,408,094)
Loss on interest rate swaps	(2,608,766)	(2,548,729)
Interest income	1,345,537	561,571
Foreign currency loss	(40,698)	(15,363)
Total Other Expenses, net	(12,648,338)	(11,410,615)
Net Income	59,274,339	52,978,021

Earnings per Class A common share, basic	$2.21	$1.50
Earnings per Class A common share, diluted	$2.19	$1.50
Weighted average number of Class A common shares,
basic	26,746,695	34,951,005
Weighted average number of Class A common shares,
diluted	27,040,928	34,951,005

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statement of Shareholders' Equity
For the nine months ended September 30, 2009
(Expressed in United States Dollars, except for number of shares)

	Class A Shares
			Additional	Accumulated
	Number of	Par	Paid-in	(Deficit)/
	Shares	Value	Capital	Earnings	Total
Balance January 1, 2009	27,138,515	27,139	318,515,490	(10,111,350)	308,431,279
Issuance of Class A common shares and share based compensation	20,900,600	20,900	83,369,830		83,390,730
Dividends paid on Class A common
shares (0.15 per share)				(5,412,292)	(5,412,292)
Net Income				52,978,021	52,978,021
Balance September 30, 2009	48,039,115	48,039	401,885,320	37,454,379	439,387,738

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statement of Cash Flows
For the nine months ended September 30, 2008 and 2009
(Expressed in United States Dollars)

	Nine Months Ended	Nine Months Ended
	September 30, 2008	September 30, 2009

Cash flows from operating activities
Net Income	59,274,339	52,978,021
Adjustments to reconcile net income to net cash provided by
operating activities
Depreciation	24,132,272	25,604,655
Impairment loss	-	6,659,570
Amortization of below and above market acquired time charters	(21,251,002)	(13,914,851)
Amortization of financing costs	442,823	901,185
Share based compensation	388,421	658,205
Unrealized loss/(gain) on interest rate swaps	1,749,212	(1,994,214)
Changes in assets and liabilities
Decrease/(Increase) in trade receivables	12,019	(631,832)
(Increase)/Decrease in other receivables	(79,642)	290,580
Increase in prepaid expenses	(28,303)	(478,982)
(Increase) / Decrease in inventories	(103,999)	147,982
Increase in due from management company	(1,212,813)	(2,548,537)
Decrease / (Increase) in other long term receivables	67,758	(1,553,196)
Increase/(Decrease) in trade accounts payable	637,815	(754,102)
Decrease in accrued expenses	(2,700,605)	(2,339,340)
Decrease in due to management company	(1,642,805)	-
Increase / (Decrease) in deferred income	880,435	(806,144)
Net cash from operating activities	60,565,925	62,219,000
Cash flow from Investing Activities
Acquisition of vessels and attached charter party and capital
expenditures	(80,072,477)	-
Repayment of restricted cash	3,000,000	-
Increase in restricted cash	(1,000,000)	(32,800,000)
Net cash used in investing activities	(78,072,477)	(32,800,000)
Cash flows from financing activities
Proceeds from long-term debt	111,500,000	30,000,000
Repayment of long-term debt	(36,290,000)	(68,625,000)
Payment of financing costs	(710,854)	(250,549)
Proceeds from the issuance of Class A common shares	-	85,415,394
Proceeds from the issuance of Class A common shares from
the exersice of warrants and options	13,585,250	-
Class A common share offering costs	-	(2,999,978)
Dividends paid	(36,973,048)	(5,412,292)
Net cash from financing activities	51,111,348	38,127,575
Net increase in cash and cash equivalents	33,604,796	67,546,575
Cash and cash equivalents at the beginning of the period	31,328,637	68,441,752
Cash and cash equivalents at the end of the period	64,933,433	135,988,327
Supplemental disclosure of cash flow information
Cash paid during the period for interest	10,517,761	10,078,148

Paragon Shipping Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in United States Dollars except for number of shares data)

1. Basis of Presentation and General Information

Basis of Presentation: Paragon Shipping Inc. is a public company incorporated in the Republic of the Marshall Islands on April 26, 2006 to act as a holding company. In December 2006, the Company established a branch in Greece under the provision of Law 89 of 1967, as amended. The accompanying consolidated condensed financial statements include the accounts of Paragon Shipping Inc., and its wholly owned vessel owning subsidiaries (collectively the "Company") as noted in Note 1 to the  consolidated financial statements for the year ended December 31, 2008 included in the Company's Annual Report on Form 20-F.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of the management of Paragon Shipping Inc., all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position, operating results and cash flows have been included in the statements. Interim results are not necessarily indicative of results that may be expected for the year ended December 31, 2009. These financial statements should be read in conjunction with the consolidated financial statements and footnotes for the year ended December 31, 2008 included in the Company's Annual Report on Form 20-F.

2. Significant Accounting Policies

A summary of the Company's significant accounting policies is identified in Note 2 of the Company's consolidated financial statements for the year ended December 31, 2008 included in the Company's Annual Report on Form 20-F.  There have been no changes to the Company's significant accounting policies other than listed below.

Recent Accounting Pronouncements:

In September 2006, the Financial Accounting Standards Board ("FASB") issued "Fair Value Measurement," which addresses standardizing the measurement of fair value for companies that are required to use a fair value measure for recognition or disclosure purposes. The FASB defines fair value as  "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." The new standard provides a single definition of fair value, together with a framework for measuring it and requires additional disclosure about the use of fair value to measure assets and liabilities. While the statement does not require any new fair value measurements, it does change certain current practices.

The effective date of the guidance had been delayed for all non-financial assets and liabilities except those that are recognized or disclosed at fair value in the financial statements on at least an annual basis, until January 1, 2009 for calendar year end entities. The Company has adopted the guidance, as it relates to non-financial assets and liabilities, starting January 1, 2009 and its adoption did not have a material impact on its financial position, results of operations or cash flows.

In March 2008, the FASB issued "Disclosures about Derivative Instruments and Hedging Activities." The new guidance was intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company's adoption of the guidance starting January 1, 2009, did not have a material impact on its financial position, results of operations or cash flows as it relates to expanded disclosures.

On June 16, 2008, the FASB issued new guidance  clarifying  that all unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. This guidance was effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company determined that restricted shares granted under its equity incentive plan are participating securities because the restricted shares participate in dividends. The Company adopted this new guidance as of January 1, 2009 and applied this standard retrospectively. The effect is reflected in Note 6.

Paragon Shipping Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in United States Dollars except for number of shares data)

2. Significant Accounting Policies – Continued

In April 2009, the FASB issued new guidance for interim disclosures about fair value of financial instruments, which amends previous guidance for disclosures about fair value of financial instruments to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements.  The guidance also requires those disclosures in summarized financial information at interim reporting periods. The new guidance is effective for interim periods ending after June 15, 2009. The adoption of the above mentioned guidance in the second quarter of 2009 did not have an impact on the Company's consolidated financial statements. The Company has provided the fair value disclosures in Note 5.

In May 2009, the FASB issued new guidance, which provides guidance on management's assessment of subsequent events: The new guidance (i) clarifies that management must evaluate, as of each reporting period (i.e. interim and annual), events or transactions that occur after the balance sheet date "through the date that the financial statements are issued or are available to be issued;" (ii) does not change the recognition and disclosure requirements in AICPA Professional Standards, AU Section 560, "Subsequent Events" ("AU Section 560") for Type I and Type II subsequent events; however, Statement 165 refers to them as recognized ("Type I") and nonrecognized subsequent events ("Type II"); (iii) requires management to disclose, in addition to the other disclosures the date through which subsequent events have been evaluated and whether that is the date on which the financial statements were issued or were available to be issued; and (iv) indicates that management should consider supplementing historical financial statements with the pro forma impact of nonrecognized subsequent events if the event is so significant that disclosure of the event could be best made through the use of pro forma financial data. The new guidance is effective prospectively for interim or annual financial periods ending after June 15, 2009. Adoption of this guidance in the second quarter of 2009 did not have a significant impact on the Company's consolidated financial statements.

In June 2009, new guidance was issued with regards to the consolidation of variable interest entities ("VIE"). This guidance responds to concerns about the application of certain key provisions of the FASB Interpretation, including those regarding the transparency of the involvement with VIEs. The new guidance revises the approach to determining the primary beneficiary of a VIE to be more qualitative in nature and requires companies to more frequently reassess whether they must consolidate a VIE. Specifically, the new guidance requires a qualitative approach to identifying a controlling financial interest in a VIE and requires ongoing assessment of whether an entity is a VIE and whether an interest in a VIE makes the holder the primary beneficiary of the VIE. In addition, the standard requires additional disclosures about the involvement with a VIE and any significant changes in risk exposure due to that involvement. The guidance is effective as of the beginning of the first fiscal year that begins after November 15, 2009 and early adoption is prohibited. The Company is evaluating the impact of this guidance on the Company's consolidated financial statements.

In June, 2009, the FASB issued Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles, which became the single source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The Codification's content carries the same level of authority, effectively superseding previous guidance. In other words, the GAAP hierarchy was modified to include only two levels of GAAP: authoritative and nonauthoritative. The guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company adopted the new guidance in the third quarter of 2009, which did not have an impact on the Company's consolidated financial statements.

3. Vessels, Net / Vessel held for sale

The Company did not take delivery of or dispose of any vessels during the nine months ended September 30, 2009. The movement in the net vessels during the nine months period ended September 30, 2009 is attributable to the depreciation charge of $25.6 million, an impairment charge of $6.7 million on the MV Blue Seas and the transfer of $17.0 million to Vessel Held for Sale relating to the MV Blue Seas.

Paragon Shipping Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in United States Dollars except for number of shares data)

3. Vessels, Net / Vessel held for sale – Continued

On August 3, 2009, the Company entered into a Memorandum of Agreement for the sale of the M/V Blue Seas to an unrelated third party for $17.55 million less 3% commission. Under the terms of the Memorandum of Agreement the vessel is to be delivered to its new owner between September 14, 2009 and December 15, 2009. The exact delivery date is to be determined by the Seller. Management made the decision to sell M/V Blue Seas based on falling prices and the opportunity to sell one of the oldest vessels in the Company's fleet, which is consistent with the policy of maintaining a relatively young fleet.

Vessel held for sale represents fair value, less cost to sell the M/V Blue Seas. The Company determined the fair value on the basis of the agreed price to sell the vessel. Consequently, the Company recorded an impairment loss of $6.7 million which represents the excess of the carrying value of the vessel assets over its fair value, less cost to sell. The impairment loss is recorded as a separate line item ("Impairment loss") in the Income Statement for 2009. The carrying value of the vessel that is held for sale is separately presented in the Balance Sheet in the caption "Vessel held for sale" and is no longer depreciated.

The Company classifies vessels as being held for sale in accordance with "Accounting for the Impairment of Disposal of Long-Lived Assets" when the following criteria are met: (i) management is committed to sell the asset; (ii) the asset is available for immediate sale in its present condition; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; (iv) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are no longer depreciated once they meet the criteria of being held for sale.

4. Long-Term Debt and Restricted Cash

Debt	December 31 , 2008	September 30, 2009
Long-term debt	$334,335,000	$280,410,000
Current portion of long-term debt	$53,150,000	$42,700,000
Liability associated with vessel held for sale	-	$25,750,000
Total long-term debt	$387,485,000	$348,860,000

On March 30, 2009, the Company entered into a secured revolving credit facility with the Bank of Ireland for up to $30.0 million for the purpose of refinancing a secured revolving credit facility entered into on June 6, 2008. Upon draw down of the $30.0 million refinancing facility, the existing loan facility was fully repaid. In addition, the Company concluded supplemental agreements for the remaining facilities during the three month period ended March 31, 2009. Details of the  amendments to the loan facilities and of the new facility are discussed in Note 10 of our consolidated financial statements for the year ended December 31, 2008 included in our annual report on Form 20-F. In accordance with the terms of the amended loan agreements and new loan facility, the Company has agreed to maintain certain minimum cash accounts. As a result the Company's restricted cash has increased by $32.8 million from December 31, 2008 and amounts to $38.8 million as of September 30, 2009 of which $21.3 million is current and $17.5 million is long term.

The decrease in total long-term debt is attributable to the scheduled loan repayments of $38.6 million, as well as the drawdown of the $30.0 million refinancing facility, which was offset in full by the repayment of the existing loan facility.

The liability associated with vessel held for sale represents the outstanding loan balance relating to the M/V Blue Seas which will be repaid in full upon sale of the vessel.

All vessels are first-priority mortgaged as collateral to the Company's loan facilities.

Paragon Shipping Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in United States Dollars except for number of shares data)

4. Long-Term Debt and Restricted Cash – Continued

The minimum annual principal payments, in accordance with the loan facility agreements, as amended, required to be made after September 30, 2009 are as follows:

To September 30,
2010	68,450,000
2011	32,950,000
2012	31,700,000
2013	140,010,000
2014	17,700,000
Thereafter	58,050,000
Total	348,860,000

In September 2009, the Company accepted a non revolving term loan facility for up to $25 million with First Business Bank ("FBB"). The facility will be available to finance future vessel acquisitions of certain vessels acceptable to FBB up to the lesser of 60% of fair value or the cost of vessel. The loan will bear interest at LIBOR plus a margin of 3% and will be repayable over eight years in 32 quarterly consecutive installments commencing three  months after drawdown and a balloon payment of 15% of the original amount of each advance. The loan will be secured by a first priority mortgage over the vessels acquired and other usual maritime securities. The facility is available until June 30, 2010. A commitment fee of 0.5% per annum of the undrawn facility is payable quarterly in arrears. Prior to drawdown, the outstanding loan amount of FBB loan dated April 2008 must be repaid in full. As of September 30, 2009, the full facility was available to be drawn down.

5. Financial Instruments

The Company enters into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. These interest rate swap transactions fix the interest rates based on predetermined ranges in current LIBOR rates. As of September 30, 2009, the Company's outstanding interest rate swaps had a combined notional amount of $259 million.

The Company's interest rate swaps did not qualify for hedge accounting. The Company marks-to-market the fair market value of the interest rate swaps at the end of every period and reflects the resulting unrealized loss during the period in "Loss on interest rate swaps" on its consolidated condensed statement of income as well as presenting the fair value at the end of each period in the balance sheet. Information on the location and amounts of derivative fair values in the condensed consolidated balance sheets and derivative losses in the condensed consolidated income statements are shown below:

Interest Rate Swaps not	Liability Derivatives
designated as hedging instruments		December 31, 2008	September 30, 2009
	Balance Sheet Location	Fair Value	Fair Value
Interests rate contracts	Current liabilities – Interest rate swaps	$6,407,751	$8,357,951
Interest rate contracts	Long-Term Liabilities – Interest rate swaps	5,247,391	1,302,978
Total derivatives		$11,655,142	$9,660,929

Paragon Shipping Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in United States Dollars except for number of shares data)

5. Financial Derivative Instruments – Continued

Derivatives Instruments not designated as hedging instruments	Location of (Loss)/Gain Recognized	Nine Months Ended September 30, 2008	Nine Months Ended September 30, 2009
Interest rate swaps – Fair value	(Loss)/Gain on interest rate swaps	$(1,749,212)	$1,994,214
Interest rate swaps – Realized Loss	Loss on interest rate swaps	(859,554)	(4,542,943)
Total loss on interest rate swaps		$(2,608,766)	$(2,548,729)

The Company's interest rate swap agreements are based on LIBOR swap rates. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy as defined in SFAS 157. The following table summarizes the valuation of our financial instruments as of September 30, 2009.

		Fair Value Measurement Using
	Total	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Other Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)
Interest rate swaps	9,660,929	-	9,660,929	-

The carrying values of cash and cash equivalents, restricted cash, accounts receivable and accounts payable are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair value of the credit facilities approximates the carrying value due to the variable interest rate and no significant change in the Company's credit risk

6. Earnings per Share ("EPS")

All shares issued (including the restricted shares issued under the Equity Incentive Plan, as amended) are the Company's common stock and have equal rights to vote and participate in dividends.  The calculation of basic earnings per share does not consider the non-vested shares as outstanding until the time-based vesting restriction has lapsed. Non-vested restricted shares issued are included in the two-class method of computing earnings per share and income attributable to non-vested restricted shares is deducted from the net income reported for purposes of calculating net income available to common shareholders for the computation of basic earnings per share. This method was adopted on January 1, 2009 and was applied retroactively to all periods presented and reduced previously reported basic earnings by $0.01 for the nine-month period ended September 30, 2008.

The Company excluded the dilutive effect of 32,000 stock option awards, 290,006 warrants and 1,100,434 restricted shares in calculating dilutive EPS for its Class A common shares as of September 30, 2009, as they were anti-dilutive.

The following table sets forth the computation of basic and diluted net income per share for the nine months ended September 30, 2008 and 2009:

Numerators	Nine Months Ended September 30, 2008	Nine Months Ended September 30, 2009
Net income	$59,274,339	$52,978,021
Less: Income attributable to restricted shares	(118,642)	(393,869)
Net Income available to common shareholders	$59,155,697	$52,584,152
Denominators
Weighted average common shares outstanding, basic	26,746,695	34,951,005
Effect of dilutive securities	294,233	-
Weighted average common shares outstanding, diluted	27,040,928	34,951,005
Net income per common share:
Basic	$2.21	$1.50
Diluted	$2.19	$1.50

Paragon Shipping Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in United States Dollars except for number of shares data)

7. Share Based Payments -
Equity incentive plan -     Restricted shares

During the nine months ended September 30, 2009, the Company, under its Equity Incentive Plan, 8,600 of restricted Class A common shares to employees of Allseas on January 23, 2009, with a grant date fair value of $5.25 per share. The non-vested restricted shares will vest ratably over a four-year period with the first vesting date commencing on December 31, 2009.

On August 18, 2009, the Company granted 1,000,000 of restricted Class A Common Shares with a grant date fair value of $4.025 per share to the Company's Chief Executive Officer. The shares will vest in annual installments of 330,000; 330,000 and 340,000 shares on December 31, 2009, 2010 and 2011, respectively.

A summary of the activity for non-vested restricted shares awards is as follows:

	Number of Shares	Weighted Average Fair Value

Non vested, December 31, 2008	93,167	$14.05
Granted	1,008,600	$4.04
Cancelled	-	-
Vested	(1,333)	$19.90
Non vested, September 30, 2009	1,100,434	$4.87

The remaining unrecognized compensation cost amounting to $4,362,336 as of September 30, 2009, is expected to be recognized over the remaining weighted average period of 2.15 years, according to the contractual terms of those restricted share awards.

8. Contingencies

From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Such claims, even if lacking in merit, could result in the expenditure of significant financial and managerial resources. As of September 30, 2009 the Company is not aware of any other claim or contingent liability, which should be disclosed, or for which a provision should be established in the accompanying financial statements.

9. Subsequent Events

On October 2, 2009, the Company completed its second Controlled Equity Offering. The remaining 140,000 shares were sold increasing total shares outstanding to 48,179,115. Total net proceeds from the sale of the additional 140,000 shares were $0.6 million.

On November 10, 2009, the Company's Board of Directors declared a quarterly dividend of $0.05 per Class A common share with respect to the third quarter of 2009, payable on December 14, 2009 to shareholders of record on December 1, 2009.

Management has evaluated events through to November 10, which is the date on which the financial statements were issued.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: November 10, 2009	By:	/s/ Christopher J. Thomas
	Name:	Christopher J. Thomas
	Title:	Chief Financial Officer